

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 10, 2024

Weilai (Will) Zhang
Chief Executive Officer
Antelope Enterprise Holdings Limited
Room 1802, Block D, Zhonghai International Center
Hi-Tech Zone, Chengdu
Sichuan Province, PRC

> **Re: Antelope Enterprise Holdings Limited**
> **Registration Statement on Form F-1**
> **Filed May 24, 2024**
> **File No. 333-279733**

Dear Weilai (Will) Zhang:

We have conducted a limited review of your registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form F-1

Cover Page

1. Please disclose prominently on the prospectus cover page that you are not a Chinese operating company but a British Virgin Islands holding company with operations conducted by your subsidiaries based in China and that this structure involves unique risks to investors. Your disclosure should acknowledge that Chinese regulatory authorities could disallow this structure, which would likely result in a material change in your operations and/or a material change in the value of the securities you are registering for sale, including that it could cause the value of such securities to significantly decline or become worthless. Provide a cross-reference to your detailed discussion of risks facing the company and the offering as a result of this structure. Additionally, please confirm, if true, that you do not use a variable interest entity structure.

Prospectus Summary, page 1

2.   In your summary of risk factors, disclose the risks that your corporate structure and being based in or having the majority of the company's operations in China poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the prospectus. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of the securities you are registering for sale. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Risk Factors, page 12

3.   Given the Chinese government's significant oversight and discretion over the conduct of your business, please revise to highlight separately the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of the securities you are registering. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Enforceability of Civil Liabilities, page 111

4.   You disclose here that many of your officers and directors, and some of the experts named in this prospectus, are residents of PRC or elsewhere outside of the U.S., and all of our assets and the assets of such persons are located outside the U.S. and as a result, it may be difficult for investors in the U.S. to effect service of process within the U.S. upon such directors, officers and representatives of experts who are not residents of the U.S. or to enforce against them judgments of a U.S. court predicated solely upon civil liability under U.S. federal securities laws or the securities laws of any state within the U.S. Please revise to clarify if you have any officers or directors in the U.S. Additionally, please revise to include a risk factor addressing the difficulty of bringing actions against these individuals and enforcing judgments against them.

General

5. We note you disclosed certain material terms of the equity line agreement. Please also disclose the following material terms of each equity line agreement, including: (1) the maximum principal amount available under the agreement; and (2) the term of the agreement.

6. Please revise to disclose the natural person or persons who exercise the voting and/or dispositive powers, or have the right to receive the economic benefit, with respect to the three equity line investors.

7. We note that you entered into equity line agreements with three different entities. Please clarify whether there is any relationship between the three equity line investors. Additionally, please confirm, if true, that these investors are not related parties of the company.

8. Please file the executed equity line agreements with the three equity line investors as exhibits.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Uwem Bassey at 202-551-3433 or Mitchell Austin at 202-551-3574 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Joan Wu